UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Fluidigm Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

34385P108

(CUSIP Number)

John A. Levin

Levin Capital Strategies, L.P.

595 Madison Avenue, 17th Floor

New York, NY 10022

(212) 259-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,084,238
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,378,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,378,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,084,238
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,378,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,378,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Bi-Directional Disequilibrium Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

LCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levcap Alternative Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

LCS Event Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Safinia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

LCS L/S, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,570
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,084,238
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,570
	10	SHARED DISPOSITIVE POWER

12,427,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,427,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.2%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 34385P108

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the "Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended to add the following:

Levcap and Safinia were liquidated and are not deemed to beneficially own any Shares and shall cease to be Reporting Persons upon filing of this Amendment No. 6. LCSEP and LCSLS, as the former General Partners of Levcap and Safinia, respectively, ceased to beneficially own any Shares and shall cease to be Reporting Persons upon filing of this Amendment No. 6. The remaining Reporting Persons will continue filing as a group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement (defined and described in Item 6).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares purchased by LCS on behalf of separately managed accounts, including Transamerica Large Cap Value Fund, a registered investment company under the Investment Company Act of 1940, as amended ("Transamerica"), for which LCS acts as sub-investment advisor, were purchased with general investment funds in open market purchases, except as otherwise noted on Schedule A. The aggregate purchase price of the 12,427,369 Shares beneficially owned directly by John A. Levin is approximately $74,218,034 including brokerage commissions. The aggregate purchase price of the 12,378,190 Shares beneficially owned directly by LCS is approximately $73,938,985, including brokerage commissions.

The Shares purchased by Bi-Directional were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 95,606 Shares owned directly by Bi-Directional is approximately $581,206, including brokerage commissions.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A to the Schedule 13D beneficially owns any securities of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(d) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 47,465,785 Shares outstanding as of December 11, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Form 424B5 or prospectus filed with the Securities and Exchange Commission on December 12, 2018.

A.	LCS
(a)	As of the close of business on December 12, 2018, LCS beneficially owned 12,378,190 Shares on behalf of separately managed accounts, including 1,870,000 Shares held by the separately managed account Transamerica.

Percentage: Approximately 26.1%

11

CUSIP NO. 34385P108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,084,238
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,378,190
(c)	The transactions in the Shares by LCS on behalf of separately managed accounts, including Transamerica, since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	LCS GP
(a)	As the General Partner of LCS, LCS GP is deemed to beneficially own the 12,378,190 Shares beneficially owned by LCS.

Percentage: Approximately 26.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,084,238
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,378,190
(c)	LCS GP has not undertaken any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares by LCS since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Bi-Directional
(a)	As of the close of business on December 12, 2018, Bi-Directional beneficially owned 95,606 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,606
(c)	Bi-Directional has not undertaken any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
D.	LCSL
(a)	As the general partner of LCSL, Bi-Directional is deemed to beneficially own the 95,606 Shares beneficially owned by Bi-Directional.

Percentage: Less than 1.0%.

12

CUSIP NO. 34385P108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,606
(c)	LCSL has not undertaken any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
E.	Levcap
(a)	As of the close of business on December 12, 2018, Levcap does not beneficially own any Shares.

Percentage: 0.0%.

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)

In connection with its liquidation, Levcap made a pro-rata distribution of the Shares it beneficially owned to its general and limited partners. The transaction in the Shares, in connection with the liquidation of Levcap, since the filing of Amendment No. 5 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

F.	LCSEP
(a)	As the former General Partner of Levcap, LCSEP does not beneficially own any Shares.

Percentage: 0.0%.

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	LCSEP has not undertaken any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
G.	Safinia
(a)	As of the close of business on December 12, 2018, Safinia does not beneficially own any Shares.

Percentage: 0.0%.

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)

In connection with its liquidation, Safinia made a pro-rata distribution of the Shares it beneficially owned to its general and limited partners. The transaction in the Shares, in connection with the liquidation of Safinia, since the filing of Amendment No. 5 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

H.	LCSLS
(a)	As the former General Partner of Safinia, LCSLS does not beneficially own any Shares.

Percentage: 0.0%.

13

CUSIP NO. 34385P108

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	LCSLS has not undertaken any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
I.	John Levin
(a)	As the Chief Executive Officer of LCS and the Managing Member of each of LCSEP and LCSLS, Mr. Levin is deemed to beneficially own 12,427,369 Shares beneficially owned by LCS.

Percentage: Approximately 26.2%.

(b)	1. Sole power to vote or direct vote: 12,570
2. Shared power to vote or direct vote: 9,084,238
3. Sole power to dispose or direct the disposition: 12,570
4. Shared power to dispose or direct the disposition: 12,427,369
(c)

In connection with the liquidation of Levcap and Safinia, Mr. Levin, his spouse and certain family trusts that Mr. Levin is deemed to share voting and dispositive power over, received a pro-rata distribution of Shares from Levcap and Safinia as limited partners. The transaction in the Shares by Mr. Levin in connection with the pro-rata distribution of Shares from Levcap and Safinia since the filing of Amendment No. 5 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference. The transactions in the Shares by LCS since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)  A separately managed account, Transamerica, a registered investment company under the Investment Company Act of 1940, as amended, for which LCS acts as sub-investment advisor, has the right to receive dividends from, and the proceeds from the sale of, 1,870,000 Shares. Voting and dispositive power over such Shares is deemed to be shared between LCS and Transamerica.

14

CUSIP NO. 34385P108

Various other separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 10,412,584 Shares. Dispositive power over such Shares is shared. Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 7,118,632 Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On December 14, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 6 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated December 14, 2018.

15

CUSIP NO. 34385P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2018

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ Elisabeth Levin
	Name:	Elisabeth Levin
	Title:	Trustee

Bi-Directional Fund, L.P.

By:	Levin Capital Strategies, L.P., the investment manager

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Levcap Alternative Fund, L.P

By:	LCS Event Partners, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

16

CUSIP NO. 34385P108

LCS Event Partners, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Safinia Partners, L.P.

By:	LCS L/S, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS L/S, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

17

CUSIP NO. 34385P108

Schedule A

Transactions in the Shares Since the filing of Amendment No. 5 to the Schedule 13D

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
12/12/2018	Buy[1]	564,731	6.7500	Transamerica Large Cap Value Fund
12/12/2018	Buy[1]	435,269	6.7500	Levin Capital Strategies, L.P.
12/12/2018	IA Addition	7,943	--	Levin Capital Strategies, L.P.
12/10/2018	IA Termination[2]	(970)	--	Levin Capital Strategies, L.P.
12/10/2018	Buy	35,000	7.7200	Levin Capital Strategies, L.P.
12/07/2018	Buy	33	7.9499	Levin Capital Strategies, L.P.
12/03/2018	Liquidation	(56,820)	--	Levcap Alternative Fund, L.P.
12/03/2018	Liquidation	(19,818)	--	Safinia Partners, L.P.
12/03/2018	Pro-Rata Distribution[3]	44,179	--	John A. Levin
11/23/2018	IA Addition	125,614	--	Levin Capital Strategies, L.P.
11/14/2018	Buy	47,768	7.5510	Levin Capital Strategies, L.P.
11/08/2018	Buy	127	7.8399	Levin Capital Strategies, L.P.
11/06/2018	Buy	828	7.3988	Levin Capital Strategies, L.P.
11/06/2018	Buy	27	7.3999	Levin Capital Strategies, L.P.

1 Shares purchased in the Issuer’s public offering of Shares that closed on December 14, 2018.

2 On December 10, 2018, one of the Managed Accounts that held 970 shares closed. Accordingly, as of December 10, 2018, LCS ceased to serve as the investment manager for such Managed Account and as such, relinquished all voting and dispostive power over the shares held in the Managed Account.

3 In connection with the pro rata distribution by Levcap and Safinia to its general and limited partners, Mr. Levin is deemed to beneficially own 13,145 Shares received by trusts for the benefit of various family members of which he has voting and dispositive power over, 24,189 Shares received in a trust for the benefit of his spouse of which he has voting and dispositive power over, and 6,845 Shares received directly by his spouse.